Exhibit 21.1

Somera Communications, Inc.

(A Delaware Corporation)

LIST OF SUBSIDIARIES

(As of December 31, 2004)

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION OR FORMATION
Somera Communications B.V.	Netherlands
Somera Communications France SARL	France
Somera Communications GmbH	Germany
Somera Communications (Hong Kong) Ltd.	Hong Kong
Somera Communications Ltd.	United Kingdom
Somera Communications Ltda.	Brazil
Somera Communications Pte. Ltd.	Singapore